Exhibit 4.1

SUBSCRIPTION FORM

Investor ID Number _______

THIS SUBSCRIPTION FORM, INCLUDING THE ACCOMPANYING INSTRUCTIONS, SHOULD BE READ CAREFULLY BEFORE THIS SUBSCRIPTION FORM IS COMPLETED.

H-CYTE, Inc. (the “Company”) is conducting an offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of its series A preferred stock (the “Series A Preferred Stock”). The Rights are being offered without charge to all holders of record of the Common Stock as of July 28, 2020 (the “Record Date”). Pursuant to the Rights Offering, each stockholder is receiving three (3) Rights for each share of Common Stock owned as of the Record Date. Each Right entitles a stockholder of record to purchase one (1) share of Series A Preferred Stock (the “Basic Subscription Privilege”) at the cash price of $ 0.014 per share (the “Subscription Price”). The Company will not issue fractional shares of Series A Preferred Stock. Fractional shares will be rounded down to the nearest whole number.

In connection with the Rights Offering, certain creditors (the “Standby Purchasers”) who purchased secured convertible notes and warrants in the aggregate principal amount of $3,842,695 pursuant to a note purchase agreement dated April 17, 2020 agreed (a) not to exercise any subscription rights they may receive as stockholders of the Company of Record Date and (b) instead to purchase any shares of Series A Preferred Stock corresponding to the unexercised rights in the Rights Offering up to an aggregate amount of $2,842,695 (the “Standby Commitment Amount”) at the same Subscription Price. However, if the aggregate gross proceeds from the exercise of subscription rights in this Rights Offering exceeds the Standby Commitment Amount, the Standby Commitment Amount that the Standby Purchasers will be required to invest in the Company will be reduced on a proportional basis by the number of shares of Series A Preferred Stock purchased by subscription rights holders in this Rights Offering.

The Rights will expire if they are not exercised by 5:00 p.m., New York time, on [          ], unless the Company extends the Rights Offering period (such date and time, as it may be extended, the “Expiration Date”). All exercises of the Rights are irrevocable.

For a more complete description of the terms and conditions of the Rights Offering, please refer to the Prospectus, dated July , 2020, as amended from time to time (the “Prospectus”), which is incorporated herein by reference and is included in the accompanying prospectus dated July --, 2020 being mailed to all shareholders by Issuer Direct Corporation (the “Rights Agent”), the rights agent for the Rights Offering. In addition, any questions or requests for assistance regarding the Rights Offering should be directed to the Rights Agent. You may call the Rights Agent by calling 801.272.9294.

I hereby exercise such Rights for the number of shares indicated below on the terms and conditions specified in the Prospectus.

Signature(s) of subscriber(s):

Print Name:	Print Name:
(co-owner of the common stock, if applicable)

No. of Shares Subscribed:	No. of Shares Subscribed:

Date:	Date: